UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Material Notice
2. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 15, 2021

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar signs agreement to sell Oxiteno

São Paulo, August 16, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in accordance with CVM Instruction Nr. 358/02, announces the signing of a share purchase agreement for the sale of all shares of Oxiteno S.A. – Indústria e Comércio (“Oxiteno”) to Indorama Ventures PLC (SET: IVL, “Indorama”). The total sale price (enterprise value) is US$ 1,300 million, of which US$ 1,150 million at closing, subject to customary adjustments, such as changes in working capital and net debt position, and US$ 150 million in the second anniversary after closing.

Following the announcements of the divestment of Extrafarma and ConectCar, the sale of Oxiteno is aligned with the portfolio review that Ultrapar has been communicating to its shareholders and the capital markets. With a more complementary and synergistic holdings, Ultrapar concludes the phase of its portfolio rationalization and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise.

Indorama and Oxiteno have synergies in the integrated oxides and derivatives business, specifically in the downstream surfactants portfolio. In addition to Oxiteno’s strong position in Latin America, the transaction gives Indorama access to innovative platforms in attractive end markets and technologies, enhanced geographical diversification, and strong innovation capabilities. The combined business creates a major ethoxylates producer in the Americas and the second largest globally.

“Oxiteno’s outstanding position in Brazil and Latin America was built and has been developed by Ultrapar for more than 40 years. We are glad we managed to reach this agreement with a strategic player with global leadership position and relevant synergies, which allowed us to achieve an accretive valuation.” said Mr. Frederico Curado, CEO of Ultrapar.

The completion of this transaction is subject to usual conditions precedent in deals of this type, including approval by the Brazilian antitrust authority and American Federal Trade Commission. Preemptive rights will be granted to Ultrapar's shareholders who wish to acquire Oxiteno’s shares, proportionally to their respective stake in Ultrapar's share capital and for the same price per share to be paid by Indorama, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of Ultrapar that exercise such right will become direct shareholders of Oxiteno, a privately held company with limited liquidity. Ultrapar will call a general shareholders' meeting promptly to formalize the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable.

Oxiteno will maintain its regular and independent course of business until the closing of the transaction.

Ultrapar will host a conference call for investors and analysts on this date at 9am BRT (8am EDT) to comment on the transaction. The access link and dial-in numbers will be sent through the IR mailing list.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Bank of America and BMA Advogados acted as financial advisor and legal advisor, respectively, in this transaction.

This material notice should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by Ultrapar or Oxiteno, or an offer, solicitation or sale of securities issued by Ultrapar or Oxiteno in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The right of first refusal in relation to the shares issued by Oxiteno has not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on August 15, 2021)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 15, 2021, at 10:30a.m., held under the terms of art. 24, paragraph 4 of the Company's Bylaws.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; and (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matters discussed and resolutions:

  Pursuant to the terms of art. 28, subheading “p”, item v, of the Company's Bylaws, the members of the Board of Directors approved the sale of all the shares issued by Oxiteno S.A. Indústria e Comércio, pursuant to the proposal filed at the Company's headquarters.
  In view of the resolution cited above, the members of the Board of Directors determined to call an extraordinary general shareholders’ meeting of the Company for the purpose of exercising the preemptive rights, in compliance with article 253 of the Brazilian Corporate Law.

  The Company's Executive Officers are authorized to perform all acts and to execute all documents related to the conclusion of the negotiations, as well as the conclusion and accomplishment of this sale.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all Directors present.

Pedro Wongtschowski – Chairman
Lucio de Castro Andrade Filho – Vice-Chairman
Alexandre Teixeira de Assumpção Saigh
Ana Paula Vitali Janes Vescovi
Flávia Buarque de Almeida
Jorge Marques de Toledo Camargo
José Galló
José Luiz Alquéres
José Mauricio Pereira Coelho
Marcos Marinho Lutz
Otávio Lopes Castello Branco Neto
André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice and Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 15, 2021)